UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  August 6, 2026

Silicon Valley Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-43030	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

228 Hamilton Avenue, 3rd Floor Palo Alto, California	94301
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 206-8315

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	SVAQU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	SVAQ	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	SVAQW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Amendment to the Business Combination Agreement

As previously disclosed, on June 17, 2026, Silicon Valley Acquisition Corp., a Cayman Islands exempted company (“SVAQ”), entered into a Business Combination Agreement (the “Business Combination Agreement”), with SVAQ Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of SVAQ (“Merger Sub”), and EigenQ, Inc., a Delaware corporation (the “Company”), pursuant to which, among other things and subject to the terms and conditions contained therein, (i) SVAQ will transfer by way of continuation from the Cayman Islands to the State of Delaware and domesticate (the “Domestication”) as a Delaware corporation prior to the Closing (as defined in the Business Combination Agreement), and (ii) Merger Sub will merge with and into the Company (the “Merger”, together with the Domestication and such other transactions contemplated under the Business Combination Agreement, collectively, the “Business Combination”), with the Company continuing as the surviving company. After giving effect to the Merger, the Company will be a wholly-owned subsidiary of SVAQ (following the Closing, “PubCo”).

On August 6, 2026, SVAQ, Merger Sub, and the Company entered into a first amendment to the Business Combination Agreement (the “BCA Amendment”, together with the Business Combination Agreement, the “Amended BCA”), which amends the Business Combination Agreement to, among other things, (i) confirm that, in addition to incentivizing Transaction Financing (as defined in the Business Combination Agreement), the Transaction Support Shares (as defined below) agreed to be set aside by the Sponsor (as defined below) may be transferred for any purpose related to the Business Combination as agreed by the parties; (ii) clarify that SVAQ will redeem SVAQ Class A ordinary shares tendered for redemption by public shareholders in connection with the Business Combination immediately before the Domestication, (iii) expand the size of the board of directors of PubCo from 7 members to 9 members; (iv) clarify that the equity incentive plan to be adopted by the PubCo will have an initial share reserve equal to approximately ten percent (10%) of the issued and outstanding shares of PubCo Common Stock on a fully-diluted basis immediately after the Closing.

The foregoing description of the BCA Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the BCA Amendment, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K (“Current Report”), and incorporated herein by reference.

Amendment to the Sponsor Support Agreement

As previously disclosed, simultaneously with the execution and delivery of the Business Combination Agreement, SVAQ, the Company and Silicon Valley Acquisition Sponsor LLC, the sponsor of SVAQ’s initial public offering (the “Sponsor”), executed the Sponsor Support Agreement, dated June 17, 2026 (the “Sponsor Support Agreement”), pursuant to which the Sponsor has agreed to, among other things, transfer, directly or constructively, up to 2,165,950 SVAQ Class B ordinary shares (the “Transaction Financing Support Shares”) immediately prior to the Closing, to potential investors, if needed, to support the Transaction Financing. However, in the case that any such Transaction Financing Support Shares are not so transferred to other parties, fifty percent (50%) of such non-transferred Transaction Financing Support Shares shall be retained by the Sponsor and the remaining fifty percent (50%) shall be forfeited by the Sponsor and surrendered to SVAQ, and the Sponsor shall not have any further rights with respect to such Sponsor Forfeited Shares.

On August 6, 2026, SVAQ, the Company and the Sponsor agreed to enter into a first amendment (the “Support Agreement Amendment”) to the Sponsor Support Agreement (together with the Support Agreement Amendment, the “Amended Sponsor Support Agreement”) to clarify that, in addition to incentivizing Transaction Financing, the Transaction Financing Support Shares (as redefined in the Amended Sponsor Support Agreement, the “Transaction Support Shares”), may be transferred or forfeited for any purpose related to the Business Combination as agreed by the parties.

The foregoing description of the Amended Sponsor Support Agreement is qualified in its entirety by reference to the full text of the Support Agreement Amendment, a copy of which is filed as Exhibit 10.1 to this Current Report, and incorporated herein by reference.

Additional Information and Where to Find It

The proposed Business Combination by and between EigenQ and SVAQ will be submitted to the shareholders of SVAQ for their consideration. A Registration Statement is expected to be filed with the SEC, which will include preliminary and definitive proxy statements to be distributed to SVAQ’s shareholders in connection with SVAQ’s solicitation for proxies for the vote by SVAQ’s shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the securities to be issued in connection with the completion of the proposed Business Combination. After the Registration Statement has been filed and declared effective by the SEC, SVAQ will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination.

SVAQ’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus in connection with SVAQ’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed Business Combination, because these documents will contain important information about SVAQ, EigenQ and the proposed Business Combination. This Current Report does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. SVAQ and EigenQ may also file other documents with the SEC regarding the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by SVAQ, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Silicon Valley Acquisition Corp., 228 Hamilton Avenue, 3rd Floor, Palo Alto, CA 94301.

Participants in the Solicitation

SVAQ, EigenQ and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from SVAQ’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of SVAQ’s shareholders in connection with the proposed Business Combination will be set forth in SVAQ’s proxy statement/prospectus when it is filed with the SEC. You can find more information about SVAQ’s directors and executive officers in SVAQ’s 2025 Annual Report on Form 10-K filed with the SEC on March 31, 2026. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Current Report does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed Business Combination. This Current Report also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This Current Report is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Current Report and exhibits attached herein contain certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the proposed Business Combination and the parties thereto. All statements contained in this Current Report other than statements of historical fact, including, without limitation, statements regarding the proposed Business Combination between SVAQ and EigenQ; the anticipated benefits and timing of the proposed Business Combination; expected trading of the combined company’s securities on Nasdaq; the combined company’s future financial performance; the ability of the combined company to execute its business strategy, its market opportunity and positioning; and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this Current Report, and on the current expectations of EigenQ’s and SVAQ’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of EigenQ and SVAQ. These forward-looking statements are subject to a number of risks and uncertainties, including (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against EigenQ or SVAQ, the combined company or others following the announcement of the proposed Business Combination; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the shareholders of EigenQ or SVAQ or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of EigenQ as a result of the announcement and consummation of the proposed Business Combination; (7) EigenQ’s ability to scale and grow its business, and the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) the ability to implement business plans, forecasts, identify and realize additional opportunities, and other expectations; (9) political, social or economic instability in the emerging markets, including the Middle East, and other countries in which EigenQ, the post-combination company, relevant OEMs and other channel participants and customers of some or all of the foregoing operate or plan to operate; (10) risks relating to product development and commercialization timing, OEM integration, customer adoption and strategic partnerships; (11) EigenQ’s ability to maintain and recognize benefits from its existing strategic relationships; (12) costs related to the proposed Business Combination; (13) changes in applicable laws or regulations; (14) changes in government mandates, requirements and standards as they relate to quantum security and infrastructure; (15) EigenQ’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; (16) any downturn or volatility in economic conditions; (17) changes in the competitive environment affecting EigenQ or its customers, including EigenQ’s inability to introduce new products or technologies; (18) the impact of pricing pressure and erosion; (19) supply chain risks; (20) risks to EigenQ’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against EigenQ; (21) the possibility that EigenQ or SVAQ may be adversely affected by other economic, business and/or competitive factors; (22) EigenQ’s estimates of its financial performance; (23) risks related to the fact that SVAQ is incorporated in the Cayman Islands and governed by Cayman Islands law; and those factors discussed in SVAQ’s Annual Report on Form 10-K for the period ended December 31, 2025, and Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, in each case, under the heading “Risk Factors,” and subsequent Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus, or other documents that will be filed with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither EigenQ nor SVAQ presently knows or that EigenQ and SVAQ currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect EigenQ’s and SVAQ’s expectations, plans or forecasts of future events and views as of the date of this Current Report. EigenQ and SVAQ anticipate that subsequent events and developments will cause EigenQ’s and SVAQ’s assessments to change. However, while EigenQ and SVAQ may elect to update these forward-looking statements at some point in the future, EigenQ and SVAQ specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing EigenQ’s and SVAQ’s assessments as of any date after the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

Exhibit No.	Description
2.1	First Amendment to the Business Combination Agreement, dated August 6, 2026, by and among Registrant, SVAQ Merger Sub Inc. and EigenQ Inc.
10.1	First Amendment to the Sponsor Support Agreement, dated August 6, 2026, by and among Registrant, EigenQ Inc., and Silicon Valley Acquisition Sponsor LLC.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 7, 2026	SILICON VALLEY ACQUISITION CORP.

	By:	/s/ Dan Nash
	Name:	Dan Nash
	Title:	Chief Executive Officer

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